EXHIBIT 99.1
EXHIBIT (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
D & K Healthcare Resources, Inc.
at
$14.50 Net Per Share
by
Spirit Acquisition Corporation
a wholly owned subsidiary of
McKesson Corporation
The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, August 18, 2005, unless the Offer is extended.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 2005 (the “Merger Agreement”), by and among McKesson Corporation, a Delaware corporation (“McKesson” or “Parent”), Spirit Acquisition Corporation, Inc., a Delaware Corporation (“Purchaser”) and a wholly owned subsidiary of Parent, and D & K Healthcare Resources, Inc., a Delaware corporation (“D&K”). The Board of Directors of D&K, by unanimous vote of all directors, with one director, who is an officer of D&K’s financial advisor, abstaining, (1) has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (each as defined herein), are adviseable, fair to, and in the best interests of, D&K and the holders (the “Stockholders”) of all issued and outstanding shares of common stock, par value $0.01 per share, of D&K (the “Common Stock”), including the associated preferred share purchase rights and other rights issued pursuant to the Rights Agreement, dated November 12, 1998 (the “Rights Agreement”) between D&K and Harris Trust and Savings Bank (the “Rights” and, together with the Common Stock, the “Shares”), (2) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) recommends that the Stockholders accept the Offer and tender their shares (as defined herein) to Purchaser in the Offer.
      The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of shares which represents at least a majority of the then outstanding shares of Common Stock on an as-if-converted basis and (2) the expiration or termination of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is also subject to the other terms and conditions contained in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

IMPORTANT
      Any Stockholder desiring to tender all or any portion of his or her Shares should either (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase or (ii) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A Stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares.
      A Stockholder who desires to tender his or her Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.
      Questions and requests for assistance may be directed to Georgeson Shareholder (the “Information Agent”) at the address and telephone number indicated on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
July 22, 2005

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights, of D & K Healthcare Resources, Inc.

Price Offered Per Share:	$14.50 net to you in cash, without interest.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on August 18, 2005, unless extended.

Purchaser:	Spirit Acquisition Corporation, a wholly owned subsidiary of McKesson Corporation.

D&K Board Recommendation:	D&K’s board of directors with one director who is an officer of D&K’s financial advisor, abstaining, by unanimous vote, recommends that you accept the offer and tender your shares.
      The following are some of the questions you, as a stockholder of D&K, may have and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.
Who is offering to purchase my shares?
      Our name is Spirit Acquisition Corporation, and we are a Delaware corporation formed solely to acquire all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of D & K Healthcare Resources, Inc. We are a wholly owned subsidiary of McKesson Corporation, a Delaware corporation. We are newly formed and have not conducted any business other than in connection with the merger agreement described below and this offer. See “Introduction” and Section 9 — “Certain Information Concerning Purchaser and Parent” of this Offer to Purchase.
Why are you making this offer?
      We are making this offer as a first step in our plan to acquire all of the outstanding shares of D&K common stock on the terms and subject to the conditions set forth in the merger agreement. See “Introduction” and Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.
What are the classes and amounts of securities sought in the offer?
      We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of D&K and the rights to purchase preferred stock associated with those shares. See “Introduction” and Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.
How much are you offering to pay for the shares? What is the form of payment? Will I have to pay any brokerage or similar fees or commissions?
      We are offering to pay $14.50 per share, net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your shares and you tender the shares to us in the offer, you will not have to pay any broker fees or similar expenses. If you own your shares through a broker or other nominee and your broker or nominee tenders shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.

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Do you have the financial resources to make the payment?
      Yes. McKesson Corporation, our parent, will provide us with sufficient funds to purchase all shares validly tendered and not properly withdrawn in the offer. Our offer is not conditioned on any financing arrangements. See Section 13 — “Source and Amount of Funds” of this Offer to Purchase.
Is your financial condition relevant to my decision to tender shares?
      We do not believe that our financial condition is relevant to your decision whether to tender shares and accept the offer, because:

•	the offer is being made for all of the outstanding shares of D&K solely for cash;

•	the offer is not subject to any financing condition; and

•	pursuant to the merger agreement, McKesson Corporation, our parent, has agreed to provide us with the funds necessary to consummate our offer and to pay for any outstanding shares of D&K common stock (and the associated preferred stock purchase rights) not owned by McKesson, D&K or us pursuant to any merger of us into D&K.
See Section 13 — “Source and Amount of Funds” of this Offer to Purchase.
How long do I have to decide whether to tender my shares in the offer?
      You have until 12:00 midnight, New York City time, on Thursday, August 18, 2005, to tender your shares in the offer, unless the offer is extended. If you cannot deliver all documents and instruments required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure to tender your shares, which is described in this Offer to Purchase. See Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.
Can the offer be extended and, if so, under what circumstances?
      Yes. We may extend the offer beyond the initial scheduled expiration date or any subsequent extended expiration of the offer with D&K’s prior written consent.
      We may extend the offer beyond the initial scheduled expiration date or any subsequent extended expiration of the offer without D&K’s consent:

•	if, at the scheduled or extended expiration of the offer, any of the conditions to the offer, which are described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase, are not satisfied or waived or

•	if extension of the offer is required by the United States Securities and Exchange Commission.
      We are required under the merger agreement to extend the offer beyond the initial scheduled expiration date or any subsequent extended expiration of the offer if, at the scheduled expiration of the offer, the sole condition or conditions to the offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase that have not been satisfied or waived are (1) the Antitrust Condition and/or (2) the Inventory Verification Condition (each as defined below). We are not, however, required to extend the offer beyond January 8, 2006.
      We may also elect to immediately accept for payment and promptly purchase shares tendered prior to the expiration of the initial offer period at midnight on August 18, 2005 or such later time as the offer may have been extended and provide a “subsequent offering period” without D&K’s consent, which would be an additional period of three to twenty business days beginning after the offer expires. During this subsequent offering period, you would be permitted to tender, but not withdraw, your shares (and the associated preferred stock purchase rights) and receive $14.50 per share, net to you in cash, without interest and less any required withholding taxes. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.
How will I be notified if the offer is extended or a subsequent offering period is provided?
      If we extend the offer or provide for a subsequent offering period, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.
What are the most important conditions to the offer?
      We are not obligated to purchase any shares that are validly tendered in the offer unless, among other things:

•	Stockholders validly tender and do not properly withdraw before expiration of the offer that number of shares which represents at least a majority of the then outstanding shares of D&K common stock, determined on an as-if-converted basis. We refer to this condition as the “Minimum Condition.”

•	The expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. We refer to this as the “Antitrust Condition.”

•	We shall have verified the useable and saleable inventories of D&K as described in Section 15 — “Certain Conditions to the Offer” of this Offer to Purchase and if there is a dispute as to the useable and saleable inventories of D&K that is pending and continuing, the applicable dispute resolution period has expired or been terminated. We refer to this condition as the “Inventory Verification Condition.”

•	There has been no event that is reasonably likely to result in a material adverse effect on D&K as described in Section 12 — “The Merger Agreement, the Stockholder Agreement and Other Relevant Agreements” of this Offer to Purchase.

•	No Governmental Entity (as defined in the Merger Agreement) shall have instituted a legal action or investigation: (i) challenging or making materially more costly the transactions contemplated by the merger agreement; (ii) seeking to limit our, D&K’s or McKesson’s ownership or operation of, or to compel disposition of any of our or their respective material business or assets; (iii) seeking to impose any limitation on our or McKesson’s ability to exercise effectively full rights of ownership, or to require divestiture, of any D&K shares; or (iv) which, individually or in the aggregate, otherwise would reasonably be expected to prevent or materially delay consummation of the offer or the merger or would reasonably be expected to have a material adverse effect on D&K;

•	The representations and warranties of D&K in the merger agreement that are qualified as to materiality or material adverse effect shall be true and correct in all respects and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as if such representations and warranties were made as of such time on or after the date of the merger agreement

•	D&K shall have performed, in all material respects, all of its obligations and complied, in all material respects, with all of its agreements or covenants under the merger agreement, or shall have cured any failure to perform or comply that is capable of cure within thirty (30) days after receipt of notice of such failure from McKesson;

•	The D&K board of directors or any committee thereof shall not have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by the merger agreement, to McKesson or to us (including by amendment of the Schedule 14D-9 which is being mailed to D&K stockholders with this Offer to Purchase), its recommendation of the offer, the merger agreement or the merger, (ii) recommended any Acquisition Proposal (as defined in the Merger

Agreement), (iii) taken a neutral position or made no recommendation with respect to another proposal or offer (other than by McKesson or us) after a reasonable amount of time (and in no event more than ten (10) business days following receipt thereof) has elapsed for the D&K board of directors or any committee thereof to review and make a recommendation with respect thereto or (iv) resolved to do any of the foregoing.

      The offer is subject to a number of additional conditions, which are described in this Offer to Purchase. We can waive any of the conditions to the offer without the consent of D&K. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.
How do I tender my shares?
      To tender your shares in the offer, you must complete the enclosed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) and deliver it, along with your share certificates, to The Bank of New York, the depositary for the offer, prior to the expiration of the offer. If you are unable to deliver any required document or instrument to the depositary in time, you may, with the assistance of a broker, bank or other fiduciary who is a member of a Medallion Program approved by the Securities Transfer Association, Inc. or other eligible institution, deliver to the depositary, in lieu of the missing documents, the enclosed notice of guaranteed delivery. However, the depositary must receive the missing items within three Nasdaq National Market trading days after the date of notice of guaranteed delivery. If your shares are held in “street” name (that is, through a broker, dealer or other nominee), your nominee will tender the shares on your behalf at your instruction. See Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.
What does the board of directors of D&K think of the offer?
      We are making the offer pursuant to our merger agreement with D&K, which has been unanimously approved by the board of directors of D&K with one director, who is an officer of D&K’s financial advisor, abstaining. The board of directors of D&K, with one director, who is an officer of D&K’s financial advisor, abstaining, also has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including, the offer and the merger, which are described in this Offer to Purchase, are advisable, fair to, and in the best interests of, D&K and its stockholders, and also has approved the merger agreement and the transactions contemplated thereby, including the stockholder support agreement, the offer and the merger. The board of directors of D&K recommends that D&K’s stockholders tender their shares to us in the offer. See “Introduction” and Section 10 — “Background of the Offer; Contacts with D&K” of this Offer to Purchase.
Have any stockholders already agreed to tender their shares?
      Yes. Pursuant to a stockholder support agreement all of the executive officers and directors of D&K other than one of D&K’s directors who is also an officer of D&K’s financial advisor (each, a Supporting Stockholder), who, in the aggregate, hold approximately 8.4% of the issued and outstanding shares of D&K common stock, including Mr. J. Hord Armstrong III, Chairman of the board of directors and Chief Executive Officer of D&K, and Mr. Martin Wilson, President, Chief Operating Officer and member of the board of directors of D&K, and Mr. Harvey Jewett, member of the board of directors of D&K, have agreed to tender their shares to us in the offer. See Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” of this Offer to Purchase.
If I tender any shares, when will I get paid?
      If the conditions to the offer are satisfied or waived and we consummate the offer and accept your shares for payment, you will receive a check for an amount equal to the product of the number of shares you have tendered in the offer multiplied by $14.50 per share, net to you, in cash, without interest and less any required withholding taxes. We expect that such checks will be mailed out promptly following our acceptance of shares in the offer. See Section 4  — “Acceptance for Payment and Payment For Shares” of this Offer to Purchase.
Until what time and how can I withdraw my previously tendered shares?
      You may withdraw all or a portion of your shares tendered in the offer by delivering written or facsimile notice to the depositary at any time prior to the expiration of the offer. If we have not agreed to accept your shares for payment by September 19, 2005, you can withdraw them at any time after such date until we accept them for payment. You may not withdraw shares during any subsequent offering period. See Section 3 — “Withdrawal Rights” of this Offer to Purchase.
If a majority of the shares is tendered and accepted for payment, will D&K continue as a public company?
      If we merge with and into D&K, McKesson will own all of the outstanding capital stock of D&K and D&K no longer will be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that D&K’s common stock will no longer be eligible to be traded through the Nasdaq National Market or on a securities exchange, in which event there may not be a public trading market for D&K common stock and D&K may cease making filings with the United States Securities and Exchange Commission or otherwise being required to comply with United States Securities and Exchange Commission rules relating to publicly held companies. See Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.
Will the offer be followed by the merger if all of the shares are not tendered in the offer?
      If we accept for payment and pay for tendered shares of D&K, we will be obliged to merge with and into D&K subject to the terms and conditions of the merger agreement and upon the vote of D&K’s stockholders, if such vote is required. D&K will be the surviving corporation in the merger and will become a wholly owned subsidiary of McKesson. In the merger, D&K stockholders who did not tender their shares in the offer will receive $14.50 per share in cash (or any higher price per share which is paid in our offer), without any interest and less any required withholding taxes, in exchange for their shares. If shares tendered in the offer constitute more than 90% of the outstanding shares of D&K’s common stock, we may be able to effect the merger without convening a meeting of stockholders. Pursuant to the stockholder support agreement described above, all of the shares of common stock owned by the D&K directors and officers party thereto (other than shares of restricted stock) are required to be tendered into the offer. There are no appraisal rights available in connection with our offer, but stockholders who have not sold their shares in the offer would have appraisal rights available in connection with the merger under Delaware law if those rights are perfected.
      See “Introduction” and Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.
If I do not tender but the offer is successful, what will happen to my shares?
      If you do not tender your shares in the offer and we merge with D&K, your shares will be cancelled. Unless you properly exercise appraisal rights under Delaware law, you will receive the same amount of cash per share, without interest and less any required withholding taxes, that you would have received had you tendered your shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the merger, you may have appraisal rights under Delaware law.
      If the merger does not take place after the offer is completed, however, the number of stockholders and number of shares of D&K common stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for D&K common stock. Also, D&K may cease making filings with the United States Securities and

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Exchange Commission or otherwise being required to comply with the United States Securities and Exchange Commission rules relating to publicly held companies. See Section 7  — “Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations” and Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.
What are the United States federal income tax consequences of the transaction?
      The receipt of cash by you in exchange for your shares pursuant to the offer, or the conversion of shares into cash pursuant to the merger, is a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign tax laws. You are urged to consult your tax advisor about the particular tax consequences to you of exchanging your shares for cash pursuant to the offer, or the conversion of shares into cash pursuant to the merger. See Section 5 — “Certain United States Federal Income Tax Consequences” of this Offer to Purchase.
Are appraisal rights available in the offer?
      There are no appraisal rights or dissenters’ rights in the offer. If you so choose, you are, however, entitled to exercise appraisal rights in the merger so long as you do not tender your shares in the offer or vote your shares in favor of the merger and so long as you take all other steps required to perfect your appraisal rights. See Section 16 — “Certain Legal Matters; Required Regulatory Approvals” and Annex I of this Offer to Purchase.
What is the market value of my shares as of a recent date?
      On July 8, 2005, the last full trading day before public announcement of the merger agreement, the last reported sales price of the D&K common stock reported on the Nasdaq National Market was $8.50 per share. On July 21, 2005, the last full trading day before commencement of the offer, the last reported sales price of D&K common stock reported on the Nasdaq National Market was $14.31 per share. We encourage you to obtain a recent quotation for your shares of common stock prior to deciding whether or not to tender your shares. See Section 6 — “Price Range of the Shares; Dividends” of this Offer to Purchase.
Whom can I call with questions about the offer?
      You can call Georgeson Shareholder, the information agent for our offer, at (866) 391-6922, with any questions. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Common Stock of
D&K Healthcare Resources, Inc.
INTRODUCTION
      Spirit Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of McKesson Corporation, a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of D & K Healthcare Resources, Inc., a Delaware corporation (“D&K”), including the associated preferred stock purchase rights and other rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between D&K and Harris Trust and Savings Bank (the “Rights Agreement”), at a purchase price of $14.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 2005 (the “Merger Agreement”), by and among Parent, Purchaser and D&K. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser. Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into D&K (the “Merger”), with the surviving corporation (the “Surviving Corporation”) becoming a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held by stockholders of D&K who have properly exercised their appraisal rights under Delaware law, Shares held by D&K or any subsidiary of D&K and Shares held by Parent or any subsidiary of Parent) will be converted at the effective time of the Merger (the “Effective Time”) into the right to receive the Offer Price, in cash, without interest thereon and less any required withholding taxes (the “Merger Consideration”).
      The Merger Agreement is more fully described in Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” of this Offer to Purchase.
      The board of directors of D&K (the “D&K Board”), by unanimous vote of all directors with one director, who is an officer of D&K’s financial advisor, abstaining, (1) has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, D&K and its stockholders (the “Stockholders”), (2) has approved the Merger Agreement and the transactions contemplated thereby, including the Stockholder Support Agreement (as defined herein), the Offer and the Merger and (3) recommends that the Stockholders accept the Offer and tender their shares to Purchaser in the Offer.
      Citigroup Global Markets Inc. (“Citigroup”), D&K’s financial advisor, has delivered to the D&K Board its written opinion, dated July 8, 2005, to the effect that, as of that date, the Offer Price to be received by the Stockholders in the Offer and the Merger was fair, from a financial point of view, to the Stockholders (other than Parent and its affiliates). The full text of Citigroup’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is included as an exhibit to D&K’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to Stockholders with this Offer to Purchase. Stockholders are urged to read the Schedule 14D-9 and the opinion carefully in their entirety.
      The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase) that number of Shares which represents at least a majority of the then outstanding Common Stock of D&K, determined on an as-if-converted basis (the “Minimum Condition”)

and (ii) the expiration or termination of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (the “Antitrust Condition”). The Offer is also subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer; Expiration Date”, 15 — “Certain Conditions of the Offer” and 16 — “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase. For purposes of this Offer, “on an as-if converted basis” means, as of any date, the number of shares of Common Stock issued and outstanding, together with shares of Common Stock issuable by D&K upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the Rights) outstanding at that date, whether or not vested or then exercisable.
      D&K has informed Purchaser and has stated in the Schedule 14D-9 that, as of July 20, 2005, there were: (i) 14,260,856 shares of Common Stock issued and outstanding (of which 297,970 shares of Common Stock are subject to outstanding restricted stock agreements) and 1,249,300 shares of Common Stock held in treasury; and (ii) outstanding options to purchase an aggregate of 1,510,666 shares of Common Stock under D&K’s stock option plans and option agreements. Based on the foregoing, and assuming that no shares of Common Stock were issued by D&K after July 8, 2005, the Minimum Condition will be satisfied if at least 7,261,112 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and Purchaser accepts for payment the Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of the D&K Board and to effect the Merger without the affirmative vote of any other Stockholder. See Section 11 — “Purpose of the Offer; Plans for D&K” and Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” of this Offer to Purchase.
      As a condition and inducement to Parent’s and Purchaser’s entering into the Merger Agreement, all of the executive officers and directors of D&K other than one of D&K’s directors who is also an officer of D&K’s financial advisor (each, a “Supporting Stockholder”), including Mr. J. Hord Armstrong, III, Chairman of the D&K Board and Chief Executive Officer of D&K, and Mr. Martin Wilson, President, Chief Operating Officer of D&K and member of the D&K Board of D&K and Mr. Harvey Jewett, member of the D&K Board, who, in the aggregate, hold approximately 8.4% of the issued and outstanding shares of Common Stock, entered into a Stockholder Support Agreement, dated as of July 8, 2005 (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, each Supporting Stockholder has agreed, among other things, to tender all of his Shares (other than Shares of restricted stock) in the Offer, to vote his Shares in favor of the Merger and the Merger Agreement and to appoint Parent or a designee of Parent as the Supporting Stockholders’ proxy to vote such Shares in certain circumstances. See Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreement” of this Offer to Purchase.
      The Schedule 14D-9 indicates that, to the best of D&K’s knowledge, all of D&K’s executive officers and the members of the D&K Board who own Shares presently intend, subject to compliance with applicable law including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to tender all of their Shares (other than Shares of restricted stock) in the Offer.
      The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval and adoption of the Merger Agreement by the requisite vote or consent of the holders of Shares. Under the Delaware General Corporation Law (the “DGCL”) and D&K’s Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock is required to approve and adopt the Merger Agreement. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser would be able to consummate the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL, without any action by any other Stockholder. In such event, Purchaser intends to effect the Merger as promptly as practicable following the final purchase of Shares in the Offer. See Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.

      Tendering Stockholders whose Shares are registered in their own name and who tender their shares directly to the Depositary (as defined herein) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who have Shares registered in the name of their broker or bank should consult with such nominee to determine if any fees may apply. Purchaser will pay all charges and expenses of The Bank of New York, as Depositary (the “Depositary”), and Georgeson Shareholder, as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Certain Fees and Expenses” of this Offer to Purchase.
      Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.
      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer; Expiration Date.
      Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer prior to the Expiration Date (including, if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and thereby purchase all Shares validly tendered, and not properly withdrawn, in accordance with the procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase, on or prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, August 18, 2005, unless and until Purchaser, in accordance with the Merger Agreement and the terms of this Offer, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Purchaser, will expire.
      Purchaser may extend the Offer at any time, and from time to time, beyond the Expiration Date with D&K’s prior written consent. In addition, Purchaser may extend the Offer at any time, and from time to time, beyond the Expiration Date without D&K’s consent if, at such Expiration Date, all of the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase have not been satisfied or waived or if required by the United States Securities and Exchange Commission (the “Commission”). Purchaser also will, as required by the Merger Agreement, extend the Offer at any time, and from time to time, beyond the Expiration Date if, at such Expiration Date, the sole condition or conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase that have not been satisfied or waived are (1) the Antitrust Condition and/or (2) the Inventory Verification Condition. Notwithstanding the foregoing, Purchaser will not be required under the terms of the Merger Agreement to extend the Offer beyond January 8, 2006 (the “Outside Date”).
      The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Antitrust Condition and the Inventory Verification Condition. The Offer is also subject to certain other conditions set forth in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. As provided in the Merger Agreement, without the consent of D&K, Purchaser will not decrease the Offer Price or the number of Shares sought in the Offer, impose conditions to the Offer in addition to those specified in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase or amend any other term of the Offer in any manner disadvantageous to the Stockholders.
      Subject to the applicable regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right, at any time or from time to time, to (i) delay acceptance for payment of, or payment for, Shares, regardless of whether Shares were previously accepted for payment, pending receipt of any regulatory or governmental approvals specified in Section 16 — “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase, (ii) terminate the Offer (whether or not any Shares have previously been accepted for payment) if any of the conditions set out in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase remain unsatisfied by the Expiration Date and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary.
      If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance of Shares for payment) or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in Section 3 — “Withdrawal Rights” of this Offer to Purchase. The ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer. If a bidder elects to offer a subsequent offering period (a “Subsequent Offering Period”) under Rule 14d-11 under the Exchange Act the bidder must pay for shares tendered in accordance with that rule.

      Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that Purchaser may include a Subsequent Offering Period so long as, among other things:

(i)	the Offer was open for at least 20 business days and has expired,

(ii)	the Offer is for all outstanding Shares,

(iii)	Purchaser accepts and promptly pays for all Shares tendered during the Offer,

(iv)	Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period,

(v)	Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period and

(vi)	Purchaser pays the same form and amount of consideration for all Shares tendered during the Subsequent Offering Period.
D&K has agreed in the Merger Agreement (to the extent permitted under Rule 14d-11 of the Exchange Act) that Purchaser may, in its sole discretion, provide a Subsequent Offering Period. A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which Stockholders may tender Shares not tendered during the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to Stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if applicable. Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its own discretion.
      Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension or amendment to the Offer or any delay in paying for the Shares.
      Any extension, delay, termination or amendment of the Offer or commencement or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension of the Offer, or commencement or extension of a Subsequent Offering Period, will be made no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Date.
      If Purchaser makes a material change in the terms of the Offer or waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer, other than a change in price or a change in percentage of securities sought or the provision for a soliciting dealer’s fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to Stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination of information and investor response. The requirements to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such change. For the purposes of the Offer, a “business day” means any day other than a Saturday or Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, eastern standard time.

      In accordance with the Merger Agreement, D&K has furnished Purchaser with a list of its Stockholders, mailing labels and any available listing or computer file containing the names and addresses of all of the record holders of the Shares and lists of securities positions of Shares held in stock depositaries, in each case true and correct as of the most recent practicable date for the purpose of disseminating the Offer to holders of Shares. D&K has also agreed to provide Purchaser such additional information (including updated lists of Stockholders, mailing labels and securities positions) and such other assistance as Purchaser may reasonably request in connection with the Offer.
      This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares.
      Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or (ii) an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any documents required by the Letter of Transmittal and any other required documents, must be received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) share certificates for such Shares (“Share Certificates”) representing tendered Shares must be received by the Depositary or (b) confirmation of the book-entry transfer of such Shares pursuant to the procedures set forth for book-entry transfer (“Book-Entry Confirmation”) must be received by the Depositary, in each case, on or prior to the Expiration Date or (ii) the guaranteed delivery procedures described below must be complied with by the tendering Stockholder.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility (as defined below) to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.
      Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedure described below.
      Signature Guarantees. Except as otherwise provided below, signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity and a member in good standing of a Medallion Program approved by the Securities Transfer Association, Inc. or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”)), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special

Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.
      If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued to, a person other than the registered holder, then the tendered Share Certificates must be properly endorsed or otherwise be in proper form for transfer, the signatures on the Share Certificates must be accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. The person surrendering the Shares must pay to the Depositary any transfer or other taxes required by reason of payment of the Offer Price to a person other than the registered holder of the Share Certificates surrendered or must establish to the satisfaction of the Depositary that such taxes have been paid or are not applicable. See Instructions 1 and 6 of the Letter of Transmittal.
      If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.
      Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder’s Share Certificates are not immediately available or such Stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such Stockholder cannot complete the procedures for book-entry transfer on a timely basis, such Shares may still be tendered if all of the following guaranteed delivery procedures are satisfied:
      (i) such tender is made by or through an Eligible Institution;
      (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser with this Offer to Purchase, is received by the Depositary, as provided below, on or prior to the Expiration Date; and
      (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary, within three Nasdaq National Market (the “Nasdaq”) trading days after the date of execution of such Notice of Guaranteed Delivery. A “Nasdaq trading day” is any day on which the National Association of Securities Dealers Automated Quotation System is open for business.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.
      Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering Stockholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.
      The method of delivery of Share Certificates, the Letter of Transmittal, the Notice of Guaranteed Delivery (if applicable) and all other required documents and instruments, including delivery through the book-entry transfer facility, is at the election and sole risk of the tendering Stockholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures does not constitute delivery to the Depositary.
      Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold 30% of any payments made to certain Stockholders pursuant to the Offer or the Merger, or in a Subsequent Offering Period (if one is included). To prevent backup federal income tax withholding on payments made to certain Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer, or in a Subsequent Offering Period (if one is included), or converted into cash pursuant to the Merger, each such Stockholder must provide the Depositary with his correct taxpayer identification number and certify, under penalty of perjury, that such taxpayer identification number is correct and that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Certain Stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. Exempt Stockholders that are not foreign persons should indicate their exempt status on Substitute Form W-9. Foreign Stockholders should complete and sign an Internal Revenue Service Form W-8BEN (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Any amounts withheld generally will be allowed as a credit against the Stockholder’s U.S. federal income tax liability for the year. See Instruction 9 of the Letter of Transmittal.
      Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof) or, in the case of a book entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), a tendering Stockholder irrevocably appoints designees of Purchaser, and each of them, as such Stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon payment by Purchaser for the Shares, all powers of attorney and proxies given by such Stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such Stockholder (and, if given, will not be deemed effective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Stockholders, or any adjournment or postponement thereof, or otherwise in such manner as they in their sole discretion may deem proper with respect to any written consent. Purchaser reserves the absolute right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, Purchaser or its designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of the Stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Stockholders.
      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right (subject to the provisions of the Merger Agreement) to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders.

      Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, Parent or any of their affiliates or assigns, if any, the Depositary or, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

3.	Withdrawal Rights.
      Except as otherwise provided in this Section 3 — “Withdrawal Rights” of this Offer to Purchase, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofor accepted for payment and paid for pursuant to the Offer, may also be withdrawn at any time after September 19, 2005.
      If Purchaser extends the Offer or, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights set forth herein, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering Stockholder is entitled to and duly exercises withdrawal rights as described in this Section 3 — “Withdrawal Rights” of this Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law.
      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the tendering Stockholder must also submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.
      No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent nor any of their affiliates or assigns, if any, the Depositary, the Information Agent nor any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      The method for delivery of any documents related to a withdrawal is at the election and sole risk of the withdrawing Stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. Delivery of documents to a book-entry transfer facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

4.	Acceptance for Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment (and thereby purchase), and pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 3 — “Withdrawal Rights” of this Offer to Purchase) prior to the Expiration Date, promptly after the Expiration Date, if the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase have each been satisfied or waived. If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 16 — “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, pursuant to the procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase hereof, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase) in connection with a book-entry transfer and (iii) any other required documents.
      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased in the Offer and any Subsequent Offering Period will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to Stockholders who validly tender their shares.
      If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are set forth in Section 1 — “Terms of the Offer; Expiration Date” and Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3 — “Withdrawal Rights” of this Offer to Purchase. Under no circumstances will interest be paid on the Offer Price regardless of any extension of the Offer or delay in making such payment.
      If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 2  — “Procedures for Tendering Shares” of this Offer to

Purchase, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.
      Purchaser reserves the right to transfer or assign, in whole or in part, to Parent or to any affiliate of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.
      If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

5.	Certain United States Federal Income Tax Consequences.
      The following is a summary of certain United States federal income tax consequences of the Offer and the Merger relevant to a Stockholder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into cash in the Merger. The summary is based on United States federal income tax law as currently in effect which is subject to change or differing interpretations, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular Stockholders in light of their personal circumstances. The summary is written for Stockholders who hold their Shares as capital assets and may not apply to Stockholders subject to special rules under the Internal Revenue Code, including, without limitation, persons who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements, partnerships and their partners, insurance companies, tax-exempt organizations, dealers in securities, financial institutions, foreign persons, persons who hold the Shares as part of a straddle, hedge, conversion transaction or other integrated investment for United States federal income tax purposes or persons that have a functional currency other than the United States dollar. The summary does not address any state, local or foreign tax consequences of the Offer or the Merger. Stockholders are urged to consult their tax advisors about the particular tax consequences of exchanging Shares for cash pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger.
      To ensure compliance with Treasury Department Circular 230, stockholders are hereby notified that: (a) any federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) the advice is written in connection with the promotion or marketing of the transaction or the matters addressed herein; and (c) stockholders should seek advice based on the stockholder’s particular circumstances from an independent tax advisor.
      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may be a taxable transaction for state, local, and foreign tax purposes. In general, a Stockholder who sells Shares pursuant to the Offer or has Shares converted into cash pursuant to the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount of cash received and the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted into cash pursuant to the Merger. Gain or loss may be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or converted into cash pursuant to the Merger. Such gain or loss generally will be long-term capital gain or loss if the Stockholder has held the Shares for more than one year. The deductibility of capital loss is subject to limitations.

6.	Price Range of the Shares; Dividends.
      The shares of Common Stock are traded on Nasdaq under the symbol “DKHR.” The following table sets forth, for each of the periods indicated, the high and low reported sales prices per share of Common Stock, on the Nasdaq based on published financial sources:

	High	Low

Fiscal 2004
First Quarter	$18.35	$13.09
Second Quarter	$15.90	$12.02
Third Quarter	$14.50	$9.70
Fourth Quarter	$14.91	$10.00
Fiscal 2005
First Quarter	$11.75	$9.10
Second Quarter	$10.69	$7.03
Third Quarter	$8.71	$6.75
Fourth Quarter	$8.80	$7.30
Fiscal 2006
First Quarter (through July 21, 2005)	$14.35	$8.26
      D&K has paid the following dividends during the past two years:

Payment Date	Amount

March 14, 2003	$0.015
June 13, 2003	$0.015
September 18, 2003	$0.015
December 17, 2003	$0.015
March 17, 2004	$0.015
June 16, 2004	$0.015
September 15, 2004	$0.015
December 15, 2004	$0.015
March 16, 2005	$0.015
June 9, 2005	$0.015
      On July 8, 2005, the last full trading day before public announcement of the execution of the Merger Agreement, the last reported sales price of the shares of Common Stock reported on Nasdaq was $8.50 per Share. On July 21, 2005, the last full trading day before commencement of the Offer, the last reported sales price of the Shares reported on Nasdaq was $14.31 per Share. Stockholders are urged to obtain a current market quotation for the Shares.
      The Merger Agreement provides that, without the prior written consent of Parent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, D&K may not declare, set aside on pay dividends on or make any other distributions in respect of its capital stock except for cash dividends paid in amounts and at times consistent with past practice.

7.	Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations.
      Effect of the Offer on the Market for the Shares. The purchase of Shares by Purchaser in to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Nasdaq Quotation. The Shares are traded on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may, therefore, be delisted from that market. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares if, among other things, the number of publicly held Shares was less than 750,000, the aggregate market value of the publicly-held Shares was less than $5,000,000 or there were not at least two registered and active market makers. Shares held directly or indirectly by an executive officer or director of D&K or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event that the Shares are no longer eligible for Nasdaq quotation, quotations may still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors. D&K has advised Purchaser that, as of July 8, 2005, there were 14,260,856 shares of Common Stock outstanding, 1,249,300 shares of Common Stock were held by D&K in its treasury and, as of July 20, 2005, there were 85 holders of record of shares of D&K Common Stock.
      If the Nasdaq and the NASDAQ Smallcap Market were to cease publication of quotations for shares of Common Stock, it is possible that shares of Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in shares of Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by D&K to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by D&K to its Stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with Stockholders’ meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Shares. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to D&K. Furthermore, the ability of “affiliates” of D&K and persons holding “restricted securities” of D&K to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer or the Merger, D&K is no longer required to maintain registration of the Shares under the Exchange Act, Parent intends to cause D&K to apply for termination of such registration. See Section 11 — “Purpose of the Offer; Plans for D&K” of this Offer to Purchase.
      Margin Regulations. The Shares are currently “margin securities” as such term is defined under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute “margin securities” or be eligible for Nasdaq reporting.

8.	Certain Information Concerning D&K.
      General Information. D&K is a Delaware corporation with its principal executive offices located at 8235 Forsyth Boulevard, St. Louis, Missouri 63105. The telephone number of D&K at such offices is (314) 727-3485.
      Available Information. The Shares are registered under the Exchange Act. Accordingly, D&K is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning D&K’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of D&K’s securities, any material interests of such persons in transactions with D&K and certain other matters is required to be disclosed in proxy statements and annual reports distributed to D&K’s stockholders and filed with the Commission. The Schedule 14D-9 as well as these other reports, proxy statements and other information, may be inspected at the Commission’s public reference library at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F Street, NE, Room 1580, Washington D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to D&K that have been filed via the EDGAR System.
      Although Parent and Purchaser have no knowledge, as of the date of this Offer to Purchase, that any such information is untrue, Parent and Purchaser take no responsibility for the accuracy or completeness of information concerning D&K, provided by D&K or contained in the documents and records referred to herein or for any failure by D&K to disclose events that may have occurred and may affect the significance or accuracy of any such information.
      Certain Projections. To the knowledge of Parent and the Purchaser, D&K does not as a matter of course make public forecasts as to its future financial performance. However, in connection with the discussions concerning the Offer and the Merger, D&K furnished Parent with projections for fiscal year 2006. D&K’s projections for fiscal year 2006 anticipated net sales of approximately $3,844 million, cost of sales of approximately $3,722 million, operating expenses of approximately $91 million and other expenses of approximately $18 million. Fiscal net earnings for 2006 were projected at approximately $7.6 million.
      The financial projections contained herein are based on numerous assumptions made by the management of D&K, including assumptions concerning sales volume, operating expenses, sale and lease of certain automated dispensing, units, interest rates, weighted average borrowings under D&K’s existing working capital credit facility and sales run rate and excludes the impact of expensing options under FAS 123R. These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and D&K or any alterations that Parent or any of its affiliates may make to D&K’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.
      Although Parent and Purchaser were provided with such projections, they did not base their analysis of D&K on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and D&K’s independent auditors have not examined, complied or otherwise applied procedures to the projections and, accordingly, assume no responsibility for them. D&K has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

      It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to changes in vendor supply chain management policies and the use of inventory management agreements in the pharmaceutical distribution industry; the loss of one or more of D&K’s customers or a significant decline in the level of purchases made by one or more of D&K’s customers; the loss of D&K’s prime vendor status with a cooperative purchasing group; D&K’s ability to obtain and maintain agreements with customers, suppliers and distributors; D&K’s ability to attract and retain qualified sales forces and other key personnel; the impact, if any, of war and terrorist activities on the operations and activities of D&K and third parties, including regulatory authorities; and the other risks and uncertainties described in reports filed by D&K with the Commission under the Exchange Act, including without limitation under the heading “Factors That May Impact Future Results” in D&K’s 2004 Annual Report on Form 10-K. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in D&K’s 2004 Annual Report on Form 10-K filed with the Commission.
      The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, D&K or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, D&K or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of D&K compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.
      Stockholders are cautioned not to place undue reliance on the financial projections included in this Offer to Purchase.

9.	Certain Information Concerning Purchaser and Parent.
      General Information. Parent and Purchaser. Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, was organized to acquire all of the outstanding Shares pursuant to the Offer and has not conducted any activities other than in connection with the Offer and the Merger since its organization.
      McKesson Corporation, a Delaware corporation, has its principal executive offices located at One Post Street, San Francisco, California 94104, Telephone (415) 983-8300. McKesson is a healthcare services and information technology company that provides supply, information and care management products and services designed to reduce costs and improve quality across the healthcare industry.
      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of each of Parent and Purchaser are set forth in Schedule I hereto.
      Pursuant to the Stockholder Agreement, Parent and Purchaser may be deemed to beneficially own 1,192,316 shares of Common Stock constituting approximately 8.4% of the total outstanding Common Stock. See Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” in this Offer to Purchase.
      Except as described in this Offer to Purchase, (i) none of Parent, Purchaser, or, to the best knowledge of the foregoing, any associate or majority-owned subsidiary of the foregoing, or any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of D&K and (ii) none of Parent, Purchaser, or, to the best knowledge of the foregoing, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of D&K during the past 60 days.
      Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of each of the foregoing, any of the persons listed in Schedule I hereto, on the one hand, has had any business relationship or transaction with D&K or any of its directors, executive officers or affiliates, on the other hand, that is required to be disclosed pursuant to the rules and regulations of the Commission.
      Except as set forth in this Offer to Purchase, there have been no negotiations, transactions, or material contacts, between Parent, Purchaser or any of their respective subsidiaries or, to the best knowledge of each of the foregoing, any of the persons listed on Schedule I hereto, on the one hand, and D&K or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
      None of Parent, Purchaser or, to the best knowledge of each of the foregoing, any of the persons listed in Schedule I hereto, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser or, to the best knowledge of each of the foregoing, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      Transactions with D&K. McKesson Health Systems, a division of Parent, and D&K’s subsidiary Pharmaceutical Buyers, Inc. (“PBI”) are parties to a prime vendor supply agreement dated as of July 1, 2002, under which McKesson Health Systems acts as a prime vendor of pharmaceutical products of PBI’s participating member facilities. The agreement has a term of five years. Parent’s subsidiary, McKesson Medical-Surgical Minnesota Supply, Inc. (“McKesson Minnesota”) also has an agreement to supply medical supplies to members of PBI. Under these arrangements, McKesson Health Systems or McKesson Minnesota provides pricing to PBI member facilities on a cost-plus basis depending on purchase volume, and PBI receives a quarterly rebate or administrative fee based upon sales volume to its member facilities.
      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.
      Additionally, Parent is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Parent’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Parent’s securities, any material interests of such persons in transactions with Parent and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Parent’s stockholders and filed with the Commission. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the Commission’s public reference library at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 100 F Street, NE, Room 1580, Washington D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Parent that have been filed via the EDGAR System.

10.	Background of the Offer; Contacts with D&K.
      The following information was prepared by Parent, Purchaser and D&K. Information about D&K was provided by D&K, and neither of Parent nor Purchaser takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective representatives did not participate.
      In late February of 2005, Paul Julian, Executive Vice President and Group President of Parent phoned Martin D. Wilson, D&K’s President and Chief Operating Officer and informed him that Parent had a potential interest in acquiring D&K. Mr. Wilson replied that he would broach the idea with J. Hord Armstrong, III, Chairman of the D&K Board and D&K’s Chief Executive Officer and facilitate a meeting with Mr. Armstrong and a representative of Parent.
      On March 24, 2005, Mr. Julian and Marc Owen, Executive Vice President, Corporate Strategy and Business Development of Parent met with Mr. Armstrong and Mr. Wilson. In the meeting, Messrs. Julian and Owen informed Messrs. Armstrong and Wilson that Parent was prepared to submit a written expression of interest to acquire D&K if D&K would provide Parent with certain non-public financial information concerning D&K. On the same day, Parent executed a confidentiality agreement with D&K.
      On April 14, 2005, Mr. Julian and Mr. Owen of Parent met with representatives of Citigroup Global Markets, Inc. (“Citigroup”), D&K’s financial advisor, who provided Messrs. Julian and Owen with certain financial information concerning D&K. The representatives of Citigroup informed Messrs. Julian and Owen that D&K would be willing to consider an acquisition proposal of $16.00 per Share, with expedited negotiating and due diligence schedules and a brief exclusivity period. Following the meeting, Mr. Owen telephoned Citigroup and expressed Parent’s interest in pursuing a possible acquisition transaction with D&K on the proposed terms, subject to due diligence and other customary conditions.
      On April 18, 2005, Parent submitted a non-binding expression of interest to D&K in which Parent stated that, based upon information provided to date, its preliminary indication of the consideration it would be willing to pay for D&K Common Stock was $16.00 per Share. On April 22, 2005, D&K granted Parent a binding exclusive negotiating period until May 20, 2005, subject to earlier termination under certain circumstances. On May 27, 2005, D&K agreed to extend the exclusivity period to June 3, 2005.
      On April 23, 2005, Armstrong Teasdale LLP (“Armstrong Teasdale”), counsel for D&K, provided a draft Merger Agreement to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel for Parent. The draft Merger Agreement contemplated, among other things and subject to due diligence, a two-step transaction in which a subsidiary of Parent would commence a tender offer for all of the outstanding Shares at a cash purchase price of $16.00 per share, followed by a merger in which all remaining stockholders of D&K, other than those exercising appraisal rights under the DGCL, would receive the same consideration.
      At a regular meeting of Parent’s board of directors on April 28, 2005, members of management updated the board, and the finance committee of the board, on the status of the transaction. Following discussion, the board authorized management to proceed with negotiations and its due diligence review of D&K.
      On April 29, 2005, Skadden Arps, on behalf of Parent, delivered comments on the draft Merger Agreement to Armstrong Teasdale, on behalf of D&K. Thereafter and through the execution of the Merger Agreement on July 8, 2005, counsel for D&K and Parent continued to negotiate the terms of the Merger Agreement, including the representations and warranties, conditions to closing the Offer, non-solicitation provisions, the withdrawal of recommendation provisions, the definition and use of the term “material adverse effect,” the termination provision and the provision regarding the payment of a fee upon termination.
      Beginning on May 9, 2005, D&K made due diligence materials available to Parent and its legal and other advisers in a data room established at the offices of its counsel, Armstrong Teasdale, in St. Louis, Missouri. The data room remained open until May 22, 2005 and the due diligence process continued

throughout the period prior to execution of the Merger Agreement. Throughout the due diligence process, numerous meetings were held between various parties representing Parent and D&K with regard to specific matters involving D&K’s operations and affairs. Also during the process, certain provisions of the Merger Agreement were negotiated by Messrs. Julian and Owen on behalf of Parent with Messrs. Armstrong and Wilson on behalf of D&K.
      On May 17, 2005, Messrs. Julian and Owen met with Messrs. Armstrong and Wilson at Parent’s offices in San Francisco to discuss and negotiate certain issues concerning the combination of D&K and Parent. At a subsequent meeting held in Chicago on May 31, 2005, Messrs. Julian and Owen informed Messrs. Armstrong and Wilson that, following Parent’s due diligence review, Parent was not willing to acquire D&K at a price of $16.00 per Share. In subsequent discussions between Mr. Owen and representatives of Citigroup, Mr. Owen indicated Parent’s willingness to pursue a transaction at $13.00 per Share.
      At a regular meeting of Parent’s board of directors on May 25, 2005, members of management updated the board, and the finance committee of the board, on the status of negotiations and the findings of Parent’s due diligence review. Following discussion, the board authorized management to continue subject to resolution of diligence issues.
      On June 10, 2005, representatives of Citigroup informed Mr. Owen that the D&K Board concluded that the proposed price of $13.00 per share was not adequate, and that D&K was not willing to proceed at that price but would consider a transaction at a price of $15.00 per share.
      On June 24, 2005, representatives of Citigroup contacted Messrs. Julian and Owen, and informed them that the D&K Board was willing to consider a purchase price of $15.00 per Share. During the discussion, Parent informed Citigroup that it was prepared to negotiate a transaction with the Company at a price of $14.50 per Share.
      On June 30, the board of directors of Parent held a special meeting to consider the potential acquisition. At this meeting, members of management and a representative from Skadden Arps updated the board on the status of negotiations with D&K and described the terms of the Merger Agreement and the Stockholder Support Agreement and the board considered the terms of the Merger Agreement and the Stockholder Support Agreement. Following discussion, the board determined that Parent’s long-term business strategies and goals would be furthered by convergence with those of D&K and noted its unanimous support for the proposed transaction on the terms described to the board. Parent’s board also deemed it in the best interests of Parent and its stockholders to grant, and did grant, to an acquisition committee of the board, the powers of the board, to the extent permitted by law, to act on behalf of Parent in connection with the consideration and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.
      On July 2, 2005, Skadden Arps on behalf of Parent provided a proposed form of the Stockholder Support Agreement to Armstrong Teasdale, on behalf of D&K and informed Armstrong Teasdale that Parent required, as a condition to executing the Merger Agreement, that each executive officer and each director of D&K execute the Stockholder Support Agreement. Pursuant to the terms of the Stockholder Support Agreement, each executive officer and director of D&K would agree to (i) tender the Shares owned by such executive officer or director in the Offer, (ii) not to otherwise transfer such Shares; (iii) grant an irrevocable proxy to Parent to vote such Shares in favor of the Merger and against any action that would impede the Merger, and (iv) cease and cause to be terminated any activities related to a proposal that competes with the Offer.
      During the week of July 4, 2005, counsel for Parent and D&K negotiated the final terms of the Merger Agreement and the Stockholder Support Agreement.
      At a special meeting of the acquisition committee of Parent’s board of directors held on the morning of July 8, 2005, members of Parent’s management and a representative of Skadden Arps presented to the committee, and the acquisition committee discussed, the terms of the Merger Agreement and the Stockholder Support Agreement. Following the presentations and the discussion, the acquisition committee approved and adopted the Merger Agreement, the Stockholder Support Agreement and the transactions contemplated by the Merger Agreement and determined that the agreements and the transactions contemplated by them were in the best interests of Parent and its stockholders.
      At a special meeting held on the afternoon of July 8, 2005, the D&K Board unanimously, with one director who is an officer of Citigroup abstaining, approved the Merger Agreement, the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of D&K’s Stockholders.
      On the evening of July 8, 2005, following the meeting of the D&K Board, Parent, Purchaser and D&K signed the Merger Agreement and each executive officer of D&K and each director of D&K other than one director who is an officer of Citigroup, executed the Stockholder Support Agreement. On the morning of July 11, 2005, before the markets opened, Parent and D&K issued press releases announcing the Merger Agreement and the Offer. A copy of Parent’s press release is incorporated by reference in Exhibit (a)(1)(G) to the Schedule TO filed with the Commission.
      Purchaser commenced the Offer on July 22, 2005.

11.	Purpose of the Offer; Plans for D&K.
      Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, D&K. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected promptly. The purpose of the Merger is to acquire all of the outstanding Shares not acquired in the Offer. If the Offer is successful, we intend to consummate the proposed Merger as promptly as practicable following the final purchase of Shares in the Offer.
      If the Merger is consummated, Parent’s common equity interest in D&K would increase to 100% and Parent would be entitled to all the benefits resulting from that interest. These benefits include complete management with regard to the future conduct of D&K’s business and any increase in its value. Similarly, Parent will also bear the risk of any losses incurred in the operation of D&K in the value of D&K.
      D&K Stockholders who sell their Shares in the Offer will cease to have any equity interest in D&K and to participate in any future growth. If the Merger is consummated, D&K Stockholders will no longer have an equity interest in D&K and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” in this Offer to Purchase. Similarly, D&K Stockholders will not bear the risk of any decrease in the value of D&K after selling their Shares in the Offer or the subsequent Merger.
      Except as disclosed in this Offer to Purchase, neither Parent nor the Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of D&K, or the disposition of securities of D&K, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving D&K or its subsidiaries or the sale or transfer of a material amount of assets of D&K or its subsidiaries. After the purchase of the Shares by the Purchaser in the Offer, Parent may appoint its representatives to the D&K Board in proportion to its ownership of the outstanding Shares, as described below under the caption “Directors” in Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” in this Offer to Purchase. Following completion of the Offer and the Merger, Parent intends to operate D&K as a subsidiary of Parent under the direction of Parent’s management. Parent will continue to evaluate and review D&K and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the rationalization of the operations of D&K with those of the other business units and subsidiaries of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and Merger. If, as and to the extent that Parent acquires control of D&K, Parent will complete such evaluation and review of D&K and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring D&K through changes in D&K’s business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, Parent and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.
      Parent, Purchaser or an affiliate of Parent may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more or less than the price paid in the Offer.
      Stockholder Approval. Under the DGCL, the approval of the D&K Board and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock are required to adopt and approve the Merger Agreement and the Merger. D&K has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by D&K and the consummation by D&K of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of D&K, subject to the approval of the Merger by D&K’s Stockholders if required in accordance with the DGCL. In addition, D&K has represented that the affirmative vote of the holders of a majority of the outstanding shares of Common Stock is the only vote of the holders of any class or series of D&K’s capital stock necessary to approve the Merger. Therefore, unless the Merger is consummated pursuant to the Short-Form Merger (as defined below) provisions under the DGCL described below (in which case no further corporate action by the D&K Stockholders will be required to complete the Merger), the only remaining required corporate action of D&K will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. D&K has agreed to duly call, give notice of, convene and hold a special meeting of its Stockholders to consider and take action upon the approval and adoption of the Merger Agreement and the approval of the Merger as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, Purchaser and Parent’s other subsidiaries and affiliates acquire in the aggregate at least a majority of the outstanding shares of Common Stock (which would be the case if the Minimum Condition is satisfied and the Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger without the affirmative votes of any other D&K Stockholders.
      Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (such merger, a “Short-Form Merger”). In the event that Parent, the Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding shares of Common Stock in the Offer or otherwise, then, at the election of Parent, a Short-Form Merger could be effected without any approval of the D&K Board or the Stockholders of D&K, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and the Purchaser do not own 90% of the outstanding shares of Common Stock following consummation of the Offer, Parent and the Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. The per-share consideration paid for any shares so acquired may be greater or less than that paid in the Offer. Parent presently intends to effect a Short-Form Merger if permitted to do so under the DGCL.

12.	The Merger Agreement, Stockholder Agreement and Other Relevant Agreements.
      The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. The Merger Agreement may be examined, and copies obtained, as described in Section 9 — “Certain Information Concerning Purchaser and Parent” in this Offer to Purchase.
      The Offer. The Merger Agreement provides for the making of the Offer. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. The Merger Agreement provides that each Stockholder who tenders Shares in the Offer will receive $14.50 for each Share tendered, net to the Stockholder in cash, without interest and less any required withholding taxes. Purchaser has agreed that, without the prior written consent of D&K, it will not:

•	decrease the Offer Price to be paid in the Offer;

•	decrease the number of Shares sought in the Offer;

•	impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase; or

•	amend any other term of the Offer in any manner adverse to the Stockholders.
      Extensions of the Offer. The Merger Agreement permits Purchaser to extend the Offer from time to time with D&K’s prior written consent. In addition, The Merger Agreement permits Purchaser to extend the Offer from time to time, without D&K’s consent if, on the initial scheduled Expiration Date or any subsequent Expiration Date, any condition to the Offer has not been satisfied or waived or if required by the Commission. The Merger Agreement requires Purchaser to extend the Offer from time to time, beyond the scheduled Expiration Date or any subsequent extended Expiration Date if, at any such Expiration Date, the sole condition or conditions to the Offer that have not been satisfied or waived are (1) the Antitrust Condition and/or (2) the Inventory Verification Condition. Notwithstanding the foregoing, Purchaser is not required under the terms of the Merger Agreement to extend the Offer beyond the Outside Date.
      The Merger Agreement obligates Purchaser to accept for payment, as soon as practicable after Purchaser is legally permitted to do so under applicable law, and to pay for all Shares validly tendered (and not withdrawn) in the Offer promptly following acceptance of the Shares for payment.
      Subsequent Offering Period. The Merger Agreement permits Purchaser, in its sole discretion, to provide for, in compliance with applicable law, subsequent offering periods.
      Directors. The Merger Agreement provides that after completion of the Offer, Parent and Purchaser will be entitled to designate the number of directors to the D&K Board equivalent to the percentage of total outstanding shares accepted for payment in the Offer. D&K is required under the Merger Agreement to take all actions necessary to cause such designees to be elected or appointed to the D&K Board. Subject to applicable law and applicable stock exchange regulations, D&K will also cause individuals designated by Parent and Purchaser to have appropriate representation on each committee of the D&K Board and the Board of Directors of each subsidiary of D&K (and each committee thereof). The Merger Agreement further provides that at least three of the directors of D&K not designated by Parent and Purchaser shall remain a director of D&K until the Effective Time.
      Following the election or appointment of Parent’s and Purchaser’s designees to the D&K Board and until the Effective Time, the approval of a majority of the directors of D&K then in office who were not designated by Parent and Purchaser will be required to authorize:

•	any amendment or termination of the Merger Agreement;

•	any exercise or waiver of any of D&K’s rights or remedies under the Merger Agreement;

•	any extension of the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement;

•	any action by the D&K Board under or in connection with the Merger Agreement;

•	any amendment to the Certificate of Incorporation or Bylaws of D&K; or

•	any other action by D&K which could adversely affect the interests of D&K Stockholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)), with respect to the transactions contemplated by the Merger Agreement.
      The Merger. The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into D&K in accordance with the DGCL. At that time, the separate existence of Purchaser will cease, and D&K will be the Surviving Corporation.
      The Merger will become effective at the time a certificate of merger is filed with the Delaware Secretary of State. We expect to complete the Merger in late summer or early fall 2005, however we cannot assure you when, or if, all the conditions to completion of the Merger will be satisfied or waived. See Section 15 — “Conditions of the Merger” of this Offer to Purchase.
      Under the terms of the Merger Agreement, at the Effective Time, each Share then outstanding will be converted into the right to receive a cash amount equal to the Offer Price paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (a) Shares held by D&K or any of its subsidiaries, (b) Shares held by Parent or any of its subsidiaries, which will be cancelled upon the closing of the Merger, and (c) Shares as to which appraisal rights have been properly exercised. If appraisal rights for any D&K Shares are perfected by any D&K Stockholders, then those shares will be treated as described under Section 16 — “Certain Legal Matters, Required Regulatory Approvals — Appraisal Rights”.
      Stock Options. The Merger Agreement provides that, to the extent outstanding and not exercised, at the Effective Time, each D&K Stock Option will be cancelled and, in consideration of such cancellation, each holder of an D&K Stock Option will receive a payment (subject to any withholding tax) in cash (the “Option Payment”) in an amount equal to the product of (i) the excess, if any, of the Offer Price paid in the Offer over the per Share exercise price of such D&K Stock Option and (ii) the number of shares of Common Stock subject to such D&K Stock Option. As a result, any D&K Stock Option with a per Share exercise price equal to or in excess of $14.50 (or such higher price as is paid in the Offer) will be cancelled without payment. To the extent necessary or required under the terms of any plan or arrangement of D&K or pursuant to the terms of any D&K Stock Option, D&K will take all necessary action to obtain a signed consent of each holder of D&K Stock Options to the treatment of such D&K Stock Options as described above.
      Certificate of Incorporation and Bylaws. The Merger Agreement provides that at the Effective Time, the certificate of incorporation and bylaws of Purchaser will become the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the surviving corporation shall remain D & K Healthcare Resources, Inc.
      Representations and Warranties. Pursuant to the Merger Agreement, D&K has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	due organization, power and standing, and other corporate matters of D&K and its subsidiaries;

•	the Certificate of Incorporation and Bylaws of D&K and its subsidiaries;

•	D&K’s capitalization;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other documents;

•	conflicts or violations under charter documents, contracts and instruments of law, and required consents and approvals;

•	compliance with laws;

•	reports filed with the Commission , the accuracy of the information in those documents and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business consistent with past practice and the absence of a “Material Adverse Effect” and certain other changes or events concerning D&K and its subsidiaries since June 30, 2004;

•	pending or threatened litigation;

•	employment and employee benefit plans and arrangements;

•	accuracy of information supplied in connection with documents filed with the Commission in connection with the Merger;

•	real property and other material tangible properties and assets;

•	taxes;

•	environmental matters;

•	the Rights Agreement;

•	contracts;

•	insurance matters;

•	brokerage or finders’ fees, and other fees with respect to the Merger;

•	intellectual property;

•	accounting matters;

•	accounts receivable;

•	inventory matters;

•	healthcare regulatory and Food and Drug Administration compliance;

•	secondary markets; and

•	customers.
Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to D&K, including representations relating to:

•	due organization, power and standing, and other corporate matters of D&K and its subsidiaries;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other documents;

•	conflicts or violations under charter documents, contracts and instruments of law, and required consents and approvals;

•	sufficient capital resources;

•	accuracy of information supplied in connection with documents filed with the Commission in connection with the Merger;

•	brokerage or finders’ fees, and other fees with respect to the Merger;

•	pending or threatened litigation; and

•	no ownership of D&K Common Stock.
      The representations and warranties the parties made to each other contained in the Merger Agreement are made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between McKesson and D&K and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to shareholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, the representations and warranties should not be relied upon as statements of factual information.
      For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect” means, with respect to D&K, a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of D&K and its subsidiaries, taken as a whole; except, in each case, for any such event, circumstance, change or effect resulting from (i) the loss by D&K and/or its subsidiaries of certain identified customers as a result of D&K’s failure to obtain consents under the change of control provisions contained in such customers’ contracts with D&K, (ii) any seasonal reduction in the revenues or earnings of D&K that is of a magnitude consistent with prior periods, (iii) changes in United States economic, financial market, political or regulatory conditions generally, (iv) changes in the wholesale drug distribution industry, which do not disproportionately affect D&K as compared to others in the industry in any material respect, (v) the loss by D&K and/or its subsidiaries of any customers or employees primarily as a result of (A) any public announcement by Parent or D&K (which, in the case of D&K, is made in accordance with the requirements of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement) or (B) any public announcement by Parent of its intentions with respect to the future conduct of the business of D&K and its subsidiaries after consummation of the Offer and the Merger, provided that, in case either (A) or (B) above applies, (1) there has been no loss by D&K and/or its subsidiaries of any customers or employees primarily as a result of (x) misfeasance or malfeasance by D&K, its subsidiaries or any of their respective officers, directors or employees, (y) pricing action by D&K and/or any of its subsidiary disproportionate to general industry pricing or (z) D&K and its subsidiaries having an Adjusted Service Level (as defined in the Merger Agreement) of ninety-two percent (92%) or less and (2) such loss or losses in the case of this proviso, individually or in the aggregate, would reasonably be expected to materially and adversely affect the business, operations, condition financial or otherwise or results of operations of D&K and its subsidiaries, taken as a whole, (vi) any actions taken, or failures to take action, or such other effects, changes or occurrences to which Parent has separately consented in writing or (vii) terrorist activities, war or armed hostilities if the effect thereof would reasonably be expected to be transitory.
      Conduct of D&K. The Merger Agreement provides that, except as Parent shall otherwise consent in writing, D&K will, and will cause each of its subsidiaries to:

a.	use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers, employees and consultants and preserve their current relationships with customers, suppliers and other persons having significant business dealings with them;

b.	conduct their respective operations according to their ordinary course of business consistent with past practice which would not require the approval of the board;

c.	not (i) amend their respective certificates of incorporation or bylaws or comparable governing instruments or (ii) amend the Rights Agreement or take any action with respect to the Rights Agreement, including, without limitation, redemption of the rights issued pursuant to the Rights Agreement;

d.	not issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of D&K or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of D&K or any of its subsidiaries, or (ii) any assets of D&K or any of its subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;

e.	not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of their respective capital stock except for cash dividends paid in amounts and at times consistent with past practice;

f.	not reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of their respective capital stock;

g.	not (i) acquire any corporation, partnership, other business organization or any division thereof, any real property or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into, amend, modify or terminate any derivative, swap or hedging arrangement or contract; (iv) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $1,000,000 for D&K and its subsidiaries taken as a whole; or (vi) enter into, amend or modify any such contract, commitment or arrangement, subject to certain exceptions in the ordinary course of business consistent with past practice;

h.	not hire or terminate any employee except in the ordinary course of business consistent with past practice or increase the salary, bonus or other compensation payable or to become payable or the benefits provided to their respective current or former directors, officers, other employees or consultants, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of D&K or any of its subsidiaries who are not directors or officers of D&K, or grant or increase any bonus, incentive compensation, retention payments, severance change-in-control or termination pay to, or enter into, amend or modify any employment, consulting, change-in-control or severance agreement with, any current or former director, officer, other employee or consultant of D&K or of any of its subsidiaries, or establish, adopt, enter into, amend or modify, except as required by law, any collective bargaining or other contract with a labor union, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, change-in-control, severance or other plan, program, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer, other employee or consultant;

i.	not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, except as required by GAAP as advised by D&K’s regular independent public accountants;

j.	not make any tax election or settle or compromise any material United States federal, state or local income tax liability;

k.	not enter into, amend, modify or consent to the termination of any material contract, or amend, waive, modify or consent to the termination of D&K’s or any of its subsidiaries’ rights thereunder, other than in the ordinary course of business and consistent with past practice;

l.	not settle, compromise or make any payment with respect to any material action, other than in the ordinary course of business consistent with past practice;

m.	not enter into, amend or modify any contract with any officer or director of D&K or any stockholder of D&K holding five percent or more of

D&K’s outstanding Shares;

n.	not take any action that would reasonably be expected to cause any of D&K’s representations and warranties contained in the Merger Agreement that are qualified as to materiality or Material Adverse Effect to not be true and correct in any respect or any such representation or warranty that is not so qualified to not be true and correct in any material respect;

o.	not authorize any of, or announce an intention to, commit or agree to take any of, the foregoing actions; and

p.	promptly notify Parent of (a) the occurrence, or non-occurrence, of any event which reasonably would reasonably be expected to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (b) any failure of D&K, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement required to be complied with or satisfied by it under the Merger Agreement.
      D&K Stockholder Meeting. If Stockholder approval of the Merger is required under applicable law, D&K has agreed in the Merger Agreement to (a) hold a meeting of Stockholders as promptly as practicable after completion of the Offer for the purpose of considering and voting on the adoption of the Merger Agreement and (b) take all lawful action to solicit the approval of its Stockholders in favor of adoption of the Merger Agreement. Parent and Purchaser have agreed to vote all Shares held by Parent and Purchaser after completion of the Offer in favor of the Merger Agreement and Merger.
      Acquisition Proposals. From the date of the Merger Agreement until the Effective Time, D&K has agreed that it will not, and will not permit or authorize any of its subsidiaries or their respective officers, directors or representatives to:

•	solicit, initiate or encourage, or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal (as defined herein);

•	participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any person relating to, any Acquisition Proposal; or

•	make or authorize any statement, recommendation or solicitation in support of, or execute or enter into, or propose to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to, any Acquisition Proposal.
      “Acquisition Proposal” means (i) any proposal or offer from any person relating to any direct or indirect acquisition of (A) all or a substantial part of the assets of D&K or of any of its subsidiaries or (B) over fifteen percent of any class of equity securities of D&K or any of its subsidiaries; (ii) any tender offer or exchange offer that, if completed, would result in any person beneficially owning fifteen percent or more of any class of equity securities of D&K or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving D&K or any of its subsidiaries, other than the Merger.
      Notwithstanding the foregoing, prior to consummation of the Offer, the D&K Board may engage in discussions or negotiations with, or provide confidential information to, any person in response to an unsolicited, bona fide, written Acquisition Proposal first made by such person after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement which the D&K Board concludes in good faith (after consultation with outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal only:

(1)	if and to the extent the D&K Board reasonably determines in good faith (after consultation with outside legal counsel) that it is required to do so in order to comply with its fiduciary duties under applicable law,

(2)	prior to furnishing nonpublic information to, or entering into discussions or negotiations with such person, D&K enters into a confidentiality agreement with such person that is no less restrictive to such person than the confidentiality agreement between Parent and D&K and

(3)	D&K complies with the non-solicitation provisions of the Merger Agreement.
      “Superior Proposal” means a bona fide, written Acquisition Proposal involving D&K ( and except that references to fifteen percent of any class of equity securities in the definition of “Acquisition

Proposal” above are deemed to be references to a majority of the equity securities) which the D&K Board determines in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal:

(i)	is more favorable to the Stockholders of D&K from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and

(ii)	is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably likely of being completed on the terms proposed on a timely basis.
      The Merger Agreement requires D&K to promptly give notice to Parent of each inquiry, offer, proposal or request for nonpublic information received by D&K with respect to any Acquisition Proposal, such notice to include the identity of the person making the Acquisition Proposal, inquiry or request and a written summary of the materials terms thereof, including a copy thereof and any related documentation and correspondence. D&K is also required to notify Parent as promptly as practicable and at least 24 hours prior to (1) any meeting of the D&K Board called to consider any Acquisition Proposal or such inquiry and (2) entering into discussions with or providing non-public information to any person. In addition, D&K must inform Parent of all material developments with respect to the status and the terms, substantive discussions or negotiations with respect to an Acquisition Proposal, including by delivering a copy of all documentation and correspondence relating thereto.
      D&K Board Recommendation. The Merger Agreement provides that the D&K Board will recommend the Offer and the Merger, and may not (i) amend, modify or withdraw its approval or recommendation of the Offer or (ii) approve, enter into or recommend the approval or acceptance of a Superior Proposal unless, prior to completion of the Offer, the D&K Board determines in good faith after consultation with its financial advisors and outside legal counsel, that failure to do so would result in a reasonable likelihood of a breach of the fiduciary duties of the Board under applicable law. The Merger Agreement, however, does permit the D&K Board to make any disclosure to its Stockholders that is required by applicable law.
      Filings; Other Actions. The Merger Agreement provides that D&K, Parent and Purchaser will:

a.	promptly make their respective regulatory filings and thereafter make any other required submissions under, the HSR Act and applicable foreign antitrust laws and regulations with respect to the Offer and the Merger; and

b.	use commercially reasonable efforts to obtain all consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with D&K and its subsidiaries as are necessary for the consummation of the transactions contemplated hereby, including the Offer and the Merger.
      Indemnification of Directors and Officers. The Merger Agreement provides that until six (6) years from the Effective Time, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors, officers than are set forth in the certificate of incorporation and bylaws of D&K, as in effect on the date of the Merger Agreement.
      The Merger Agreement further provides that, from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of D&K or any of its subsidiaries (collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director or officer of D&K or any of its subsidiaries or pertaining to any matter arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under law. Without limiting the foregoing, the Merger Agreement provides that in the event any such Claim is brought against any of the Indemnified Parties, (i) such Indemnified Parties may retain counsel (including necessary local counsel) satisfactory to them and which shall be reasonably satisfactory to Parent and Parent shall pay the reasonable fees and expenses of such counsel for such Indemnified Parties; and (ii) Parent and the Surviving Corporation shall their best efforts to assist in the defense of any such Claim; provided that Parent will not be liable for any settlement effected without its prior written consent, such consent not be unreasonably withheld or delayed.
      The Merger Agreement further provides that, Parent will maintain in effect, during the six year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of the persons serving as officers and directors of D&K on the date of the Merger Agreement with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such providing coverage and containing terms no less advantageous than the coverage and terms of D&K’s existing policy of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay a per annum premium in excess of an agreed upon amount.
      Further Action. The Merger Agreement provides that, subject to applicable law, each of the parties will use its reasonable efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement.
      Conditions of the Offer. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.
      Conditions of the Merger. The obligations of each party to complete the Merger are subject to the satisfaction of the following conditions:

a.	if required by Delaware law, approval and adoption by the Stockholders of the Merger Agreement and the Merger;

b.	the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act;

c.	the absence of any injunction or other order or decree by any governmental authority prohibiting or preventing the consummation of the Merger or materially changing the terms or conditions of the Merger Agreement; and

d.	the purchase of Shares pursuant to the Offer.
      Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders):

a.	by mutual written consent of each of Parent, Purchaser and D&K,

b.	by Parent, Purchaser or D&K, if:

i.	the Effective Time has not occurred on or before January 8, 2006 (the “Outside Date”); provided that, that no party to the Merger Agreement may terminate the Merger Agreement if its own failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date; or

ii.	a court of competent jurisdiction or a governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable.

c.	by Parent, if due to an occurrence or circumstance that would result in a failure to satisfy any condition to the obligations of Purchaser to accept for payment any Shares tendered pursuant to the Offer, Purchaser has:

i.	failed to commence the Offer within ten business days following the date of the Merger Agreement;

ii.	terminated the Offer, or the Offer has expired in accordance with its terms, in each case, without Purchaser having accepted any Shares for payment thereunder; or

iii.	failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer,

except where such action or inaction has been caused by or resulted from the failure of Parent or Purchaser to perform its covenants or agreements under the Merger Agreement, or the material breach by Parent or Purchaser of any of its representations or warranties under the Merger Agreement.

d.	by Parent if, prior to the purchase of Shares pursuant to the Offer:

i.	the D&K Board has failed to include in the Schedule 14D-9 or the proxy statement to be delivered to D&K Stockholders in connection with the Merger, if required, its approval or recommendation of the Merger Agreement, the Offer or the Merger;

ii.	the D&K Board or any committee thereof has withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger;

iii.	D&K has exercised a right with respect to a Superior Proposal and continues discussions with any third party concerning a Superior Proposal for more than ten days after the date of receipt of such Superior Proposal;

iv.	an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to D&K which contains a proposal as to price and D&K has not rejected such proposal within ten business days of its receipt;

v.	any person other than Parent or Purchaser becomes the beneficial owner of more than 15% of the Shares and shall have become an “Acquiring Person” as defined in the Rights Agreement;

vi.	D&K has recommended or approved any Acquisition Proposal;

vii.	D&K has breached any of its obligations to not solicit inquiries or proposals from third persons under the Merger Agreement which results in such third person making an Acquisition Proposal;

viii.	D&K has materially breached its obligations under the Merger Agreement by reason of a failure to file the Schedule 14D-9; and

ix.	the D&K Board has resolved to do any of the foregoing.

e.	By D&K, upon approval by the D&K Board, if Purchaser has:

i.	failed to commence the Offer within ten business days following the date of the Merger Agreement;

ii.	terminated the Offer, or the Offer has expired in accordance with its terms, in each case, without Purchaser having accepted any Shares for payment thereunder; or

iii.	failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, except where such action or inaction has been caused by or resulted from the failure of D&K to perform its covenants or agreements under the

Merger Agreement, or the material breach by D&K of any of its representations or warranties under the Merger Agreement.

f.	By D&K, upon approval by the D&K Board, if prior to the purchase of any Shares pursuant to the Offer, the D&K Board determines in good faith that failure to do so would result in a reasonable likelihood of a breach of its fiduciary duties under applicable law, after consultation with outside legal counsel, in order to enter into a definitive written agreement with respect to a Superior Proposal, provided that D&K has not breached any of its obligations to not solicit inquiries or proposals from third persons under the Merger Agreement and has made full payment of the termination fee as described immediately below.
      Termination Fees. D&K has agreed in the Merger Agreement to pay Parent a fee in immediately available funds equal to $10,210,000, if:

a.	any person has commenced, publicly proposed or communicated to D&K an Acquisition Proposal that is publicly disclosed or any person has publicly disclosed or communicated to D&K an intention to make an Acquisition Proposal and

i.	the Offer has remained open for at least 20 business days;

ii.	less than a majority of the Shares have been validly tendered and not withdrawn in the Offer;

iii.	the Merger Agreement is terminated pursuant to clauses (b) or (c) under “Termination” above; and

iv.	D&K enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, in each case, within 12 months after termination of the Merger Agreement;

b.	the Merger Agreement is terminated pursuant to clauses (i), (ii), (iii), (v), (vi) or (viii) of clause (d) under “Termination” above; or

c.	the Merger Agreement is terminated:

i.	pursuant to clauses (iv), (vii) or (ix) of clause (d) under “Termination” above; and

ii.	D&K enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, in each case, within 12 months after termination of the Merger Agreement.
      Amendments; No Waivers. The Merger Agreement may be amended or waived prior to the Effective Time if in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective. After the Stockholders approve the Merger Agreement, however, no amendment to the Merger Agreement will be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.
      Fees and Expenses. Except as provided in “Termination Fees” above, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses.
      The Stockholder Agreement. The following is a summary of the material provisions of the Stockholder Agreement, which is filed with the Commission as Exhibit (d)(4) to the Schedule TO, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Stockholder Agreement.
      In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement with the following Supporting Stockholders who own an aggregate of approximately 8.4% of the outstanding Shares (the “Owned Shares”): J. Hord Armstrong, III, Martin

Wilson, Thomas Hilton, Richard Keffer, Ed Petrella, Brian Landry, Richard Ford, Harvey Jewett, Bryan Lawrence, Thomas Patton and Mary Ann Van Lokeren.
      Pursuant to the Stockholder Agreement, each of the Supporting Stockholders (i) agreed to tender such Supporting Stockholder’s Owned Shares, excluding unexercised option and shares of restricted stock that have not vested, in the Offer promptly following commencement of the Offer and to not withdraw any Owned Shares so tendered unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer and (ii) irrevocably granted to, and appointed, Parent and any designee of Parent, such Supporting Stockholder’s proxy and attorney-in-fact, for and in the name, place and stead of such Supporting Stockholder, to vote such Supporting Stockholder’s Owned Shares, or to grant a consent or approval in respect of such Supporting Stockholder’s Owned Shares, in connection with any meeting of the Stockholders of D&K or any action by written consent in lieu of a meeting of the Stockholders of D&K. Each Supporting Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable.
      Each Supporting Stockholder further irrevocably and unconditionally agreed (i) to vote or consent, or cause to be voted or consented, such Supporting Stockholder’s Owned Shares in favor of the consummation of the Merger if Parent is unable to vote such Supporting Stockholder’s Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Merger with respect to all of such Supporting Stockholder’s Owned Shares; and (iii) with respect to such Supporting Stockholder’s Owned Shares, to vote or execute and deliver any written consent against any Acquisition Proposal (as defined in the Merger Agreement) or action that would be impede, interfere with or prevent the Merger.
      Each Supporting Stockholder also agreed that he will not, without the prior written consent of Parent, (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, create or suffer to exist any encumbrances on, or consent to any of the foregoing (a “Transfer”) with respect to any or all of such Supporting Stockholder’s Owned Shares, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Supporting Stockholder’s Owned Shares; (d) deposit any of such Supporting Stockholder’s Owned Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Owned Shares or (e) directly or indirectly take or cause the taking of any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Stockholder Support Agreement or the Merger.
      The Stockholder Agreement terminates upon the earlier of (i) six months following the date of the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.
      Confidentiality Agreement. The following is a summary of certain of the material provisions of the Confidentiality Agreement, dated as of March 24, 2005, between Parent and D&K (the “Confidentiality Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed with the Commission as Exhibit (d)(3)(A) to the Schedule TO, and is incorporated herein by reference.
      Under the Confidentiality Agreement, Parent and D&K agreed to restrictions concerning use of “Evaluation Materials” (as defined therein) provided by D&K to Parent. Parent agreed (i) to keep the Evaluation Materials confidential and (ii) not to use the Evaluation Materials for any purpose other than to evaluate a possible acquisition transaction with D&K.
      Expression of Interest. On April 18, 2005, Parent submitted to D&K a non-binding expression of interest in acquiring D&K. On April 22, 2005, D&K agreed that until May 20, 2005, which period was subsequently extended to June 3, 2005, (i) neither the capital stock nor the assets of D&K would be sold or placed on the market for sale to a party other than Parent, and (ii) D&K would not solicit, encourage or respond to inquiries, discussions or proposals for or provide any person or entity with information relating to the sale of the capital or assets of D&K.

13.	Source and Amount of Funds.
      The Offer and the Merger are not subject to any financing condition. Parent and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $223 million. Purchaser will acquire such funds from Parent, which has sufficient cash on hand to complete the Offer and the Merger and will cause Purchaser to have sufficient funds available to complete the Offer and the Merger.
      As the only consideration in the Offer and Merger is cash and the Offer is for all outstanding Shares, and in view of both the absence of a financing condition and the financial capacity of Parent, Parent and Purchaser believe the financial condition of Parent and its affiliates is not material to a decision by any stockholder whether to sell, tender or hold Shares pursuant to the Offer.

14.	Dividends and Distributions.
      The Merger Agreement provides that from the date of the Merger Agreement until the earlier to occur of termination of the Merger Agreement or the Effective Time, D&K will not and will not permit any of its subsidiaries to authorize, declare or pay any dividends on, or make other distributions with respect to, the Shares, except for cash dividends paid in amounts and at times consistent with past practice, or change the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or other similar transaction.

15.	Certain Conditions of the Offer.
      Notwithstanding any other terms of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless prior to the Expiration Date (i) the Minimum Condition shall have been satisfied and (ii) the Antitrust Condition shall have been satisfied and (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, none of the following conditions exists:
      (a) any Governmental Entity (as defined in the Merger Agreement) shall have instituted a legal action or investigation: (i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, the making of the Offer, the acceptance for payment of any Shares, the purchase of Shares or the consummation of any other transaction contemplated by the Merger Agreement, or seeking to obtain material damages in connection with any transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by D&K, Parent or any of their subsidiaries of all or any of their or their subsidiaries’ material business or assets, or to compel D&K, Parent or any of their subsidiaries to dispose of or to hold separate all or any portion of their or their subsidiaries’ material business or assets; (iii) seeking to impose or confirm any limitation on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares; (iv) seeking to require Parent, Purchaser or any other affiliate of Parent to divest of any Shares; or (v) which, individually or in the aggregate, otherwise would reasonably be expected to prevent or materially delay consummation of the Offer or the Merger or otherwise would reasonably be expected to prevent or materially delay D&K from performing its obligations under the Merger Agreement or would reasonably be expected to have a Material Adverse Effect;
      (b) any court, arbitral tribunal or Governmental Entity shall have issued a final and non-appealable order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the transactions contemplated by the Merger Agreement;
      (c) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended or issued applicable to (i) Parent, D&K or any of their subsidiaries or affiliates or (ii) any transaction contemplated by the Merger Agreement, by any United States or other governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;
      (d) any Material Adverse Effect, or any occurrence, circumstance or event that is reasonably likely to result in a Material Adverse Effect, shall have occurred;
      (e) the occurrence of (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any United States Governmental Entity on the extension of credit generally by banks or other financial institutions, or (iii) in the case of either of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;
      (f) any representation or warranty of D&K in the Merger Agreement that is qualified as to materiality or Material Adverse Effect shall not be true and correct in any respect or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement;
      (g) D&K shall have failed to perform, in any material respect, any of its obligations or to comply, in any material respect, with any of its agreements or covenants under the Merger Agreement, and, if such failure is capable of cure within thirty (30) days, shall not have cured any such failure within thirty (30) days after receipt of notice of such failure from Parent;
      (h) the D&K Board or any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by the Merger Agreement, to Parent or to Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) recommended any Acquisition Proposal, (iii) taken a neutral position or made no recommendation with respect to another proposal or offer (other than by Parent or Purchaser) after a reasonable amount of time (and in no event more than ten (10) business days following receipt thereof) has elapsed for the D&K Board or any committee thereof to review and make a recommendation with respect thereto or (iv) resolved to do any of the foregoing;
      (i) Purchaser shall not have received a certificate executed by D&K’s President or a Vice President of D&K, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (f), (g), (i), and (l) of this Section 15 have not occurred;
      (j) the Merger Agreement shall have been terminated in accordance with its terms;
      (k) Purchaser and D&K shall have agreed in writing that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder; or
      (l) the useable and saleable (and not expired or short-dated) inventories of the 80% Items (certain pharmaceutical products as further defined in the Merger Agreement) of D&K and its subsidiaries, taken as a whole, as determined by Parent after physical inspection thereof and valued in accordance with GAAP consistently applied with the past practices of D&K, have a realizable value (net of reserves) more than five percent (5%) less than the carrying value of the inventories of the 80% Items of the Company and its Subsidiaries, taken as whole, reflected on the consolidated balance sheet of the Company and its Subsidiaries dated as of the date of such physical inspection of the inventory, and, in the event of a dispute between Parent and D&K with respect to such valuation, the independent accounting firm selected to resolve the dispute shall not have determined within thirty (30) calendar days (the “Dispute Resolution Period”) after its acceptance of its selection, that this condition has been satisfied.
      The above conditions are for the benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Required Regulatory Approvals.
      General. Parent and Purchaser are not aware of any licenses or regulatory permits that appear to be material to the business of D&K and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Shares in the Offer or the Merger. In addition, except as described below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser expect to seek such approval or action. Should any such approval or other action be required, Parent and Purchaser cannot be certain that they would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to D&K’s businesses, or that certain parts of the business of D&K might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See “Introduction” and Section 15  — “Certain Conditions of the Offer” of this Offer to Purchase.
      State Takeover Laws. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as D&K, from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The D&K Board approved the Merger Agreement, and the transactions contemplated thereby, including the Stockholder Agreement, the Offer, the Merger and the purchase of the Shares as contemplated by the Offer. Accordingly, Purchaser and Parent believe that Section 203 of the DGCL is inapplicable to the Offer and the Merger.
      A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive officers or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that those laws were applicable only under certain conditions. Subsequently, a number of federal district courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.
      Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer or the Merger and, except as described above with respect to Section 203 of the DGCL, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulations in connection with the Offer and the Merger. Parent and Purchaser reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Parent and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer or completing the Merger. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.
      Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger.
      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. McKesson filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about July 13, 2005. As a result, the required waiting period with respect to the Offer and the Merger would expire at 11:59 p.m., New York City time, on or about July 28, 2005, unless earlier terminated by the FTC or the Antitrust Division or one of the filing parties receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from McKesson, the waiting period would be extended for an additional period of 10 calendar days following the date of its substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with filing parties’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although D&K is also required to make an HSR filing with the FTC and the Antitrust Division in connection with the Offer, neither D&K’s failure to make that filing nor a request made to D&K from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of D&K or any of its subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made the result thereof. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.
      If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the proposed transaction, the parties may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. D&K and the parties have agreed to use all reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental authorities in connection with the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby; and timely making all such filings and timely seeking all such consents, approvals, permits or authorizations.
      Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the Stockholders is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, Purchaser would own sufficient Shares to enable it to satisfy the Stockholder approval requirement to approve the Merger. Purchaser intends to seek to consummate the Merger with D&K as promptly as practicable after the final purchase of shares pursuant to the Offer.
      The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Stockholder.
      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Stockholders would have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. See Annex I — Delaware General Corporation Law Section 262 — Appraisal Rights.
      THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.
      “Going Private” Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Parent or Purchaser seeks to acquire the remaining Shares not held by them. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to Stockholders prior to the consummation of the transaction.

17.	Certain Fees and Expenses.
      Parent has retained Georgeson Shareholder as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Stockholders to forward material relating to the Offer to beneficial owners of Shares. Parent will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Parent has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.
      In addition, Parent has retained The Bank of New York as the Depositary. Parent will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.
      Except as set forth above, Parent will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Parent will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
      In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
      Parent and Purchaser have filed with the Commission the Schedule TO, together with Exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including Exhibits, and any amendments thereto, may be examined and copies may be obtained from the Commission in the same manner as described in Section 8 — “Certain Information Concerning D&K” of this Offer to Purchase with respect to information concerning D&K.
      No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase of Shares pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser or D&K since the date as of which information is furnished or the date of this Offer to Purchase.

SPIRIT ACQUISITION CORPORATION
July 22, 2005

Schedule I
Directors and Executive Officers of Spirit Acquisition Corporation
      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Spirit are set forth below. References herein to ‘Spirit’ means Spirit Acquisition Corporation. Unless otherwise indicated below, the business address of each director and executive officer is c/o McKesson Corporation, One Post Street, San Francisco, California 94104. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each person below is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Spirit.

Name & Country of Citizenship	Position and Principal Occupation

Kristina Veaco	Director, Vice President, Secretary
Nicholas A. Loiacono	Director, Vice President, Treasurer
Paul C. Julian	President
      Ms. Veaco has been the Assistant General Counsel and Assistant Secretary of McKesson Corporation with responsibility for the Corporate Secretary’s Office since she joined McKesson in 1999.
      Mr. Loiacono is a corporate Vice President and Treasurer of McKesson, a position that he has held since 2001. Previously, he was Vice President of Finance and Treasurer of McKesson. He is an officer and director of various McKesson subsidiaries, and he has been with McKesson since 1997.
      Mr. Julian has served as Executive Vice President, Group President of McKesson since April 2004 and served as Senior Vice President of McKesson since August 1999, and President of the Supply Solutions Business of McKesson since March 2000. Previously, he served as Group President, McKesson General Medical from 1997 to 2000 and as Executive Vice President, McKesson Health Systems from 1996 to 1997. He has been with McKesson for nine years.
Directors and Executives Officers of McKesson Corporation
      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of McKesson are set forth below. References herein to ‘McKesson’ mean McKesson Corporation. Unless otherwise indicated below, the business address of each director and executive officer is c/o McKesson Corporation, One Post Street, San Francisco, California 94014. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each person is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with McKesson.

Name & Country of Citizenship	Position and Principal Occupation

Marie L. Knowles	Member of the Board of Directors, Chairman of the Audit Committee and member of the Finance Committee of McKesson
Jane E. Shaw	Member of the Board of Directors, the Audit Committee and Committee on Directors and Corporate Governance of McKesson
Richard F. Syron	Member of the Board of Directors, Chairman of the Committee on Directors and Corporate Governance and member of the Compensation Committee
Wayne A. Budd	Member of the Board of Directors, the Audit Committee and the Committee on Directors and Corporate Governance

Name & Country of Citizenship	Position and Principal Occupation

Alton F. Irby III	Member of the Board of Directors, Chairman of the Compensation Committee and member of the Finance Committee of McKesson
David M. Lawrence	Member of the Board of Directors and the Compensation Committee of McKesson
James V. Napier	Member of the Board of Directors and the Finance Committee of McKesson
John H. Hammergren	Chairman of the Board of Directors and President and Chief Executive Officer of McKesson
M. Christine Jacobs	Member of the Board of Directors, the Compensation Committee and the Committee on Directors and Corporate Governance of McKesson
Robert W. Matschullat	Member of the Board of Directors, Chairman of the Finance Committee and member of the Audit Committee of McKesson
Jeffrey C. Campbell	Executive Vice President and Chief Financial Officer of McKesson
Paul C. Julian	Executive Vice President, Group President of McKesson
Ivan D. Meyerson	Executive Vice President, General Counsel and Corporate Secretary of McKesson
Marc E. Owen	Executive Vice President, Corporate Strategy and
(United Kingdom)	Business Development of McKesson
Pamela J. Pure	Executive Vice President of McKesson President, McKesson Provider Technologies
Randall Spratt	Executive Vice President and Chief Information Officer of McKesson
      Ms. Knowles retired from Atlantic Richfield Company (“ARCO”) in 2000 and was Executive Vice President and Chief Financial Officer from 1996 until 2000 and a director from 1996 until 1998. She joined ARCO in 1972. Ms. Knowles is a director of Phelps Dodge Corporation and a member of the Board of Trustees of the Fidelity Funds. She has been a director of McKesson since March 2002. She is the Chairman of the Audit Committee and a member of the Finance Committee.
      Dr. Shaw has been Chairman of the Board of Aerogen, Inc., a company specializing in the development of products for improving respiratory therapy, since 1998. Additionally, she served as Chief Executive Officer of that company from 1998 to June 30, 2005. She is a director of Office Max Incorporated and Intel Corporation. Dr. Shaw has been a director of McKesson since 1992. She is a member of the Audit Committee and the Committee on Directors and Corporate Governance.
      Mr. Syron has been Chairman and Chief Executive Officer of Freddie Mac since December 2003. He was Executive Chairman of Thermo Electron Corporation since November 2002 and Chairman of the Board since January 2000. He was Chief Executive Officer at Thermo Electron from June 1999 until November 2002, and President from June 1999 to July 2000. From April 1994 until May 1999, Mr. Syron was the Chairman and Chief Executive Officer of the American Stock Exchange Inc. He has been a director of McKesson since March 2002. He is a member of the Compensation Committee and the Chairman of the Committee on Directors and Corporate Governance.
      Mr. Budd joined the law firm of Goodwin Procter LLP as Senior Counsel in October 2004. He had been Senior Executive Vice President and General Counsel and a director of John Hancock since 2000 and a director of John Hancock Life Insurance Company since 1998. From 1996 to 2000, Mr. Budd was Group President-New England for Bell Atlantic Corporation (now Verizon Communications, Inc.). From 1994 to 1997, he was a Commissioner, United States Sentencing Commission and from 1993 to 1996,

Mr. Budd was a senior partner at the law firm of Goodwin Procter. From 1992 to 1993, he was an Associate Attorney General of the United States and from 1989 to 1992, he was United States Attorney for the District of Massachusetts. He is a director of Premcor, Inc. Mr. Budd has been a director of McKesson since October 2003. He is a member of the Audit Committee and the Committee on Directors and Corporate Governance.
      Mr. Irby is a founding partner of Tricorn Partners LLP, a privately held investment bank. He was a partner of Gleacher & Co. Ltd. from January 2001 until April 2003, was Chairman of Cobalt Media Group from January 2000 to July 2003, and was Chairman and Chief Executive Officer of HawkPoint Partners from 1997 until 2000. He is the chairman of ContentFilm plc and he also serves as a director of Penumbra Ltd. and Edmiston & Co. He is also a director of an indirect wholly-owned subsidiary of McKesson, McKesson Information Solutions UK Limited. Mr. Irby has been a director of McKesson since 1999. He is Chairman of the Compensation Committee and a member of the Finance Committee.
      Dr. Lawrence has been Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals since May 2002. He served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer. He is a director of Agilent Technologies and Raffles Medical Group, Inc. Dr. Lawrence has been a director of McKesson since January 2004. He is a member of the Compensation Committee.
      Mr. Napier retired as Chairman of the Board, Scientific-Atlanta, Inc., a cable and telecommunications manufacturing company, in November 2000. He had been the Chairman of the Board since 1993. He is also a director of Engelhard Corporation, Vulcan Materials Company, Intelligent Systems, Inc. and WABTEC Corporation. Mr. Napier has been a director of McKesson since 1999. He is a member of the Finance Committee.
      Mr. Hammergren was named Chairman of the Board effective July 31, 2002 and was named President and Chief Executive Officer of McKesson effective April 1, 2001. He was Co-President and Co-Chief Executive Officer of McKesson from July 1999 until April 2001. He was Executive Vice President of McKesson and President and Chief Executive Officer of the Supply Management Business from January 1999 to July 1999; Group President, McKesson Health Systems from 1997 to 1999 and Vice President of McKesson since 1996. He is a director of Nadro, S.A. de C.V. (Mexico) and Verispan LLC, entities in which McKesson holds interests. He has been a director of McKesson since 1999.
      Ms. Jacobs is the President and Chief Executive Officer of Theragenics Corporation, a cancer treatment products manufacturing and distributing company. She also held the position of Chairman from 1998 to 2005. She was Co-Chairman of the Board from 1997 to 1998 and was elected President in 1992 and Chief Executive Officer in 1993. Ms. Jacobs has been a director of McKesson since 1999. She is a member of the Compensation Committee and the Committee on Directors and Corporate Governance.
      Mr. Matschullat is a private equity investor. He was Vice Chairman and Chief Financial Officer of The Seagram Company Ltd. from 1995 to 2000. Previously, he was head of worldwide investment banking for Morgan Stanley & Co. Incorporated and from 1992 to 1995, was a director of Morgan Stanley Group. Mr. Matschullat is a director of The Clorox Company and of The Walt Disney Company. He has been a director of McKesson since October 2002. He is Chairman of the Finance Committee and a member of the Audit Committee.
      Mr. Campbell has served as Executive Vice President and Chief Financial Officer of McKesson since April 2004, and served as Chief Financial Officer of McKesson since December 2003, and Senior Vice President of McKesson since January 2004. Previously, he served as Senior Vice President and Chief Financial Officer, AMR Corporation from 2002 to 2003, Vice President Europe from 2000 to 2002, Vice President Corporate Development and Treasurer from 1998 to 2000, and held various AMR management positions beginning in 1990. He has been with McKesson for one year.

      Mr. Julian has served as Executive Vice President, Group President of McKesson since April 2004 and served as Senior Vice President of McKesson since August 1999, and President of the Supply Solutions Business of McKesson since March 2000. Additionally, he serves as President of Spirit Acquisition Corporation. Previously, he served as Group President, McKesson General Medical from 1997 to 2000 and as Executive Vice President, McKesson Health Systems from 1996 to 1997. He has been with McKesson for nine years.
      Mr. Meyerson has served as Corporate Secretary of McKesson since April 1999, Executive Vice President and General Counsel of McKesson since April 2004, and Senior Vice President and General Counsel of McKesson since January 1999. Previously, he served as Vice President and General Counsel of McKesson from 1987 to January 1999. He has been with McKesson for 27 years.
      Mr. Owen has served as Executive Vice President, Corporate Strategy and Business Development of McKesson since April 2004, as Senior Vice President, Corporate Strategy and Business Development of McKesson since October 2001 and as a consultant to McKesson from April 2001 to September 2001. Previously, he served as President and CEO of MindCrossing from April to November 2000 and as a Senior Partner of McKinsey and Company from 1987 to 2000. He has been with McKesson for four years.
      Ms. Pure has served as Executive Vice President, President, McKesson Provider Technologies since April 2004. Previously, she has served as Chief Operating Officer, McKesson Information Solutions from 2002 to 2004, Group President from 2001 to 2002 and Chief Operating Officer, Channel Health from 1999 to 2001. She has been with McKesson for four years.
      Mr. Spratt has served as Executive Vice President and Chief Information Officer of McKesson since July 1, 2005. He has been with McKesson for more than 18 years, most recently as chief process officer for McKesson Provider Technologies, McKesson’s medical software and services division. Additionally, he also managed the Business Development, Information Technology, and Strategic Planning offices, as well as the Technology Services business of McKesson Provider Technologies.

ANNEX I
DELAWARE GENERAL CORPORATION LAW
SECTION 262
APPRAISAL RIGHTS
§ 262. Appraisal rights.
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder of the D&K or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:
The Depositary for the Offer is:
THE BANK OF NEW YORK

By Mail:	By Overnight Courier:	By Hand:

The Bank of New York Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Reorganization Services 161 Bay State Road Braintree, MA 02184	The Bank of New York Reorganization Services 101 Barclay Street, 1-E Receive and Deliver Window New York, NY 10286
By Facsimile Transmission:
(For Eligible Institutions Only)
781-380-3388
To Confirm Facsimile Only:
781-843-1833, Ext. 200
      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other tender offer material may be directed to the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (866) 391-6922